FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 7, 2005

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled "ABN AMRO announces acquisition of Priory Group", dated July 5, 2005.
2.	Press release entitled "ABN AMRO extends acceptance period Banca Antonveneta offer", dated July 5, 2005.
3.	Press release entitled "ABN AMRO announces sale & leaseback of London office", dated July 7, 2005.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: July 7, 2005	By:	/s/ Drs. T. de Swaan

		Name:	Drs. T. de Swaan
		Title:	Member of the Managing Board

	By:	/s/ R.P. Bruens

		Name:	R.P. Bruens
		Title:	Head of Investor Relations

Item 1

London, 5 July 2005

ABN AMRO announces acquisition of Priory Group

ABN AMRO has today entered into an agreement to acquire Priory Group from private equity firm Doughty Hanson & Co for a total equity and debt consideration of EUR 1.29 billion (GBP 875 million).

Priory Group is the UK’s leading independent provider of mental healthcare and specialist education services, operating over 1,700 beds across a network of over 40 facilities, comprising hospitals, care homes, specialist care facilities and specialist educational facilities.

ABN AMRO has fully underwritten the equity and debt for the acquisition and will provide re-financing via a debt package that delivers optimal funding for Priory Group, based on its cash flow projections, working capital needs and Capex plans. Equity co-investors will be able to participate via direct co-investment opportunities and/or through a fund in due course.

Piero Overmars, CEO of ABN AMRO’s Wholesale Clients business, said:
“The acquisition highlights our interest to invest in well positioned, high growth companies with multiple investment banking needs, as well as our ability to make whole business acquisitions in certain exceptional cases.”

Mike Nawas, Global Head of Fixed Income Capital Markets at ABN AMRO, said:
“Priory Group has a very stable business model as well as strong growth prospects and we look forward to partnering with the company to support its ambitions. We see considerable value in both its debt and equity and are well placed to provide the company with a comprehensive and efficient means for it to align its capital structure with its growth plans.”

Dr. Chai Patel, CEO of Priory Group, said:
“We are delighted to have gained the support of one of Europe’s leading banks. Priory Group has the potential to act as a consolidator within its sector and this deal brings us a partner who not only shares our vision, but is able to back it with significant financing and advisory expertise over the long term.”

The acquisition was arranged by the Structured Capital Markets team in ABN AMRO’s Fixed Income Capital Markets group, which was advised by the bank’s corporate finance and healthcare sector teams.

This year in the UK ABN AMRO has arranged the debt and equity financing for a new oncology and haemotology hospital in Hull, a new NHS hospital in Peterborough and four new school campuses in Rochdale.

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty

- - -

Press enquiries:
Alex Evans +44 20 7678 5111

Notes to Editors:

Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 742.9 bln (as at 31 March 2005). It has over 3,000 branches in more than 60 countries and territories, and has a staff of about 97,000 full-time equivalents worldwide. ABN AMRO is listed on the Euronext and New York stock exchanges.

ABN AMRO operates through three Strategic Business Units, each responsible for managing a distinct client segment. Wholesale Clients provides integrated corporate and investment banking services to corporate, institutional and public sector clients worldwide. Consumer & Commercial Clients focuses on retail and SME clients in three home markets – the Netherlands, the US Midwest and Brazil and in a number of selected growth markets. Private Clients & Asset Management provides private banking services to wealthy clients and investment products to financial intermediaries and institutional clients.

Item 2

Amsterdam / Milan, 5 July 2005

ABN AMRO extends acceptance period Banca Antonveneta offer

ABN AMRO announces that the acceptance period of its cash offer for the entire share capital of Banca Antonveneta will be extended by 12 working days. The acceptance period of its offer will now end on 22 July 2005.

The acceptance period has been extended to protect he interests of all Antonveneta shareholders. The extension aims to give Antonveneta shareholders extra time so they can make their choice when there is more clarity in the market about the other offers for Antonveneta, which are still pending approval by the Italian Central Bank.

ABN AMRO is offering EUR 26.50 in cash per share. The offer values 100% of the share capital of Banca Antonveneta at EUR 7.6 bln. At this moment, ABN AMRO owns 25.0% of the share capital.

Press enquiries: +31 20 628 8900

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty

Item 3

London, 7 July 2005

ABN AMRO announces sale & leaseback of London office

ABN AMRO announces the completion of a sale and leaseback of its London headquarters located at 250 Bishopsgate.

The bank has sold the building to a special purpose vehicle created by Evans Randall, a privately held investment bank, for GBP 175 million. ABN AMRO has committed to remain as a tenant under a new 30 year lease.

The transaction is part of a regular review of ABN AMRO’s global property portfolio of over 3,000 buildings, which the bank evaluates to maximise efficiency.

250 Bishopsgate is a striking landmark property designed for ABN AMRO by EPR Architects and constructed in 1998.

ABN AMRO was advised in the transaction by Cushman & Wakefield Healey & Baker.

- - -

Press enquiries:
Press Relations	+	44 20 7678 5111
Investor Relations	+	31 20 628 7835

Notes to Editors:

Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 742.9 bln (as at 31 March 2005). It has over 3,000 branches in more than 60 countries and territories, and has a staff of about 97,000 full-time equivalents worldwide. ABN AMRO is listed on the Euronext and New York stock exchanges.

ABN AMRO operates through three Strategic Business Units, each responsible for managing a distinct client segment. Wholesale Clients provides integrated corporate and investment banking services to corporate, institutional and public sector clients worldwide. Consumer & Commercial Clients focuses on retail and SME clients in three home markets – the Netherlands, the US Midwest and Brazil and in a number of selected growth markets. Private Clients & Asset Management provides private banking services to wealthy clients and investment products to financial intermediaries and institutional clients.

More information can be found at www.abnamro.com or on Wholesale Clients at www.wholesale.abnamro.com

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty